SECURITIES AND EXCHANGE COMMISSION
WASHINGTON D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

For the month of January, 2005

MAKITA CORPORATION

(Translation of registrant’s name into English)

3-11-8, Sumiyoshi-cho, Anjo City, Aichi Prefecture, Japan

(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:]

Form 20-F ☑     Form 40-F ☐

[Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes ☐     No ☑

SIGNATURES
CONSOLIDATED FINANCIAL RESULTS FOR THE NINE MONTHS ENDED DECEMBER 31, 2004
CONDENSED CONSOLIDATED BALANCE SHEETS
CONDENSED CONSOLIDATED STATEMENTS OF INCOME
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOW
OPERATING SEGMENT INFORMATION
SUPPORT DOCUMENTATION (CONSOLIDATION)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MAKITA CORPORATION
(Registrant)

By:	/s/ Masahiko Goto
(Signature)
Masahiko Goto President

Date: January 28, 2005

Makita Corporation

Consolidated Financial Results
for the nine months
ended December 31, 2004
(U.S. GAAP Financial Information)

(English translation of “ZAIMU/GYOSEKI NO GAIKYO”
originally issued in the Japanese language)

CONSOLIDATED FINANCIAL RESULTS
FOR THE NINE MONTHS ENDED DECEMBER 31, 2004

January 28, 2005

Makita Corporation
Stock code: 6586
URL: http://www.makita.co.jp/
Masahiko Goto, President

1. Notes to consolidated financial statements for the nine months ended December 31, 2004

(1) Adoption of simplified accounting methods: None.
(2) Accounting policy changes from the year ended March 31, 2004: None.
(3) Change in scope of consolidation and equity method:

Consolidation: (Newly included)	Makita General Service Ltd.	(in Japan)

2. Results of the nine months ended December 31, 2004 (From April 1, 2004 to December 31, 2004)
(1) CONSOLIDATED FINANCIAL RESULTS

	Yen (million)
	For the nine months		For the nine months		For the year
	ended December 31,		ended December 31,		ended March 31,
	2003		2004		2004

		%		%		%
Net sales	135,432	4.1	143,741	6.1	184,117	4.8
Operating income	9,378	(0.7)	25,542	172.4	14,696	17.9
Income before income taxes	10,376	29.0	27,083	161.0	16,170	74.0
Net income	2,919	(45.4)	18,825	544.9	7,691	14.4

	Yen

Net income per share:
Basic	20.14		130.86		53.16
Diluted	19.94		126.43		51.92

Note: The table above shows the change in the percentage ratio of Net sales, Operating income, Income before income taxes, and Net income against the corresponding period of the previous year.

[Qualitative information on consolidated financial results]
     Net sales remained firm, rising 6.1% from the same period of the previous fiscal year, to 143,741 million yen, led principally by performance in Asia and Europe.
     Regarding earnings, the cost to sales ratio improved significantly because of expanded production at plants in Japan and China as well as other factors. Moreover, in contrast to the previous fiscal year, when the Company reported a fixed asset impairment loss of 5.0 billion yen in connection with a golf course subsidiary, during the period under review, the Company posted a gain of approximately 4.4 billion yen on the transfer to the government of the substitutional portion of the employee’s pension fund managed by the Company. As a result of these and other factors, profitability improved significantly. Operating income expanded 2.7 times to 25,542 million yen and income before income taxes rose 2.6 times to 27,083 million yen. Similarly, net income posted a gain of 6.4 times from the same period of the previous fiscal year and rose to 18,825 million yen.
     Please note that although the Company signed an agreement to acquire the nailer business of Kanematsu-NNK Corp. on December 24, 2004, the date of the acquisition will be April 1, 2005. This transaction will therefore not have an effect on the results for the current fiscal year.

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English Translation of “ZAIMU/GYOSEKI NO GAIKYO” originally issued in the Japanese Language

(2) CONSOLIDATED FINANCIAL POSITION

	Yen (million)
	As of	As of	As of
	December 31, 2003	December 31, 2004	March 31, 2004

Total assets	274,139	294,063	278,116
Shareholders’ equity	181,626	215,215	193,348
Shareholders’ equity ratio to total assets (%)	66.3%	73.2%	69.5%

	Yen

Shareholders’ equity per share	1,262.06	1,496.58	1,343.69

[CONSOLIDATED CASH FLOWS]

	Yen (million)
	For the nine months	For the nine months	For the year
	ended December 31,	ended December 31,	ended March 31,
	2003	2004	2004

Net cash provided by operating activities	20,677	11,957	28,941

Net cash used in investing activities	(10,327)	(8,722)	(17,262)

Net cash used in financing activities	(5,833)	(2,804)	(6,596)

Cash and cash equivalents, end of period.	23,898	24,896	24,576

[Qualitative information on consolidated cash flows]
     Total cash and cash equivalents (“cash”) at the end of period amounted to 24,896 million yen, up 320 million yen from the previous year.
  (Net Cash Provided by Operating Activities)
     Net cash provided by operating activities amounted to 11,957 million yen. Among operating cash flow items, although inventories increased, net income for the period under review amounted to 18,825 million yen (including a gain of 4,441 million yen on the transfer to the government of the substitutional portion of the employee’s pension fund formerly managed by the Company)
  (Net Cash Used in Investing Activities)
     Net cash used in investing activities was 8,722 million yen. This was primarily because of capital expenditures on property, plant and equipment––principally metal molds to be used in manufacturing new products––combined with a higher volume of purchases of securities and investment securities than sale of such securities.
  (Net Cash Used in Financing Activities)
     Net cash used in financing activities was 2,804 million yen, reflecting the payment of cash dividends and other factors.

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English Translation of “ZAIMU/GYOSEKI NO GAIKYO” originally issued in the Japanese Language

(Ref.)
  Revised outlook for consolidated performance during the fiscal 2005 (from April 1, 2004, to March 31, 2005)

(Million yen, %)
		Income before
	Net sales	income taxes	Net income

Outlook announced previously (A)	191,000	29,500	18,600
Revised outlook (B)	192,000	32,300	22,000
Change (B-A)	1,000	2,800	3,400
Percentage revision	0.5%	9.5%	18.3%
Actual results for the previous fiscal year
(ended March 31, 2004)	184,117	16,170	7,691

Note:	Net income per share for the fiscal year is projected to be 152.99 yen.

Revised outlook for non-consolidated performance during the fiscal 2005
     (from April 1, 2004, to March 31, 2005)

(Million yen, %)
	Net sales	Ordinary profit	Net income

Outlook announced previously (A)	92,000	15,000	6,900
Revised outlook (B)	96,000	18,000	8,700
Change (B-A)	4,000	3,000	1,800
Percentage revision	4.3%	20.0%	26.1%
Actual results for the previous fiscal year
(ended March 31, 2004)	88,335	9,444	5,668

Note:	Net income per share for the fiscal year is projected to be 60.50 yen.

[Qualitative information about the forecast for the year ending March 31, 2005]
     The above performance forecast has primarily been adjusted from the prior forecast on October 28, 2004 because of a changed exchange rate assumption, 107 yen to US$1 and 134 yen to 1 Euro for the year ending March 31, 2005 (outlook announced previously: 107 yen to US$1 and 131 yen to 1 Euro).

FORWARD-LOOKING STATEMENTS
This document contains forward-looking statements based on Makita’s own projections and estimates. The power tools market, where Makita is mainly active, is subject to the effects of rapid shifts in economic conditions, demand for housing, currency exchange rates, changes in competitiveness, and other factors. Due to the risks and uncertainties involved, actual results could differ substantially from the content of these statements. Therefore, these statements should not be interpreted as representation that such objectives will be achieved.

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English Translation of “ZAIMU/GYOSEKI NO GAIKYO” originally issued in the Japanese Language

CONDENSED CONSOLIDATED BALANCE SHEETS

	Yen (millions)
	As of	As of
	March 31, 2004	December 31, 2004	Increase (Decrease)

ASSETS
CURRENT ASSETS:
Cash and cash equivalents	24,576	24,896	320
Time deposits	4,050	9,224	5,174
Marketable securities	63,990	67,527	3,537
Trade receivables-
Notes	2,254	2,034	(220)
Accounts	34,787	33,612	(1,175)
Less- Allowance for doubtful receivables	(1,346)	(1,384)	(38)
Inventories	54,326	65,397	11,071
Deferred income taxes	3,691	3,981	290
Prepaid expenses and other current assets	8,117	7,868	(249)

Total current assets	194,445	213,155	18,710

PROPERTY, PLANT AND EQUIPMENT, at cost:
Land	18,326	18,661	335
Buildings and improvements	50,648	50,500	(148)
Machinery and equipment	73,222	74,085	863

Less- Accumulated depreciation	(89,231)	(90,182)	(951)

	52,965	53,064	99

INVESTMENTS AND OTHER ASSETS:
Investment securities	22,139	21,294	(845)
Deferred income taxes	880	310	(570)
Other assets	7,687	6,240	(1,447)

	30,706	27,844	(2,862)

	278,116	294,063	15,947

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English Translation of “ZAIMU/GYOSEKI NO GAIKYO” originally issued in the Japanese Language

CONDENSED CONSOLIDATED BALANCE SHEETS

	Yen (millions)
	As of	As of
	March 31, 2004	December 31, 2004	Increase (Decrease)

LIABILITIES AND SHAREHOLDERS’ EQUITY
CURRENT LIABILITIES:
Short-term borrowings	14,128	21,677	7,549
Trade notes and accounts payable	8,525	8,966	441
Accrued payroll	7,168	5,917	(1,251)
Accrued expenses and other	10,656	12,266	1,610
Income taxes payable	6,093	4,129	(1,964)
Deferred income taxes	53	72	19

Total current liabilities	46,623	53,027	6,404

LONG-TERM LIABILITIES:
Long-term indebtedness	7,364	907	(6,457)
Club members’ deposits	13,045	12,669	(376)
Accrued retirement and termination benefits	15,536	5,671	(9,865)
Deferred income taxes	235	4,275	4,040
Other liabilities	711	885	174

	36,891	24,407	(12,484)

MINORITY INTERESTS	1,254	1,414	160

SHAREHOLDERS’ EQUITY:
Common stock	23,803	23,803	—
Additional paid-in capital	45,421	45,426	5
Legal reserve and retained earnings	144,488	159,860	15,372
Accumulated other comprehensive loss	(17,048)	(10,412)	6,636
Treasury stock, at cost	(3,316)	(3,462)	(146)

	193,348	215,215	21,867

	278,116	294,063	15,947

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English Translation of “ZAIMU/GYOSEKI NO GAIKYO” originally issued in the Japanese Language

CONDENSED CONSOLIDATED STATEMENTS OF INCOME

	Yen (millions)
	For the nine		For the nine
	months ended		months ended		Increase		For the year
	December 31,		December 31,		(Decrease)		ended March 31,
	2003		2004				2004

	(Amount)	(%)	(Amount)	(%)	(Amount)	(%)	(Amount)	(%)
NET SALES	135,432	100.0	143,741	100.0	8,309	6.1	184,117	100.0
Cost of sales	82,108	60.6	83,330	58.0	1,222	1.5	110,322	59.9

GROSS PROFIT	53,324	39.4	60,411	42.0	7,087	13.3	73,795	40.1
Selling, general, administrative and other expenses	43,946	32.5	34,869	24.2	(9,077)	(20.7)	59,099	32.1

OPERATING INCOME	9,378	6.9	25,542	17.8	16,164	172.4	14,696	8.0

OTHER INCOME (EXPENSES) :
Interest and dividend income	578	0.4	837	0.6	259	44.8	869	0.5
Interest expense	(453)	(0.3)	(440)	(0.3)	13	2.9	(605)	(0.3)
Exchange gains (losses) on foreign currency transactions, net	(31)	(0.0)	127	0.1	158	—	(202)	(0.1)
Realized gains on securities, net	345	0.3	328	0.2	(17)	(4.9)	555	0.3
Other, net	559	0.4	689	0.4	130	23.3	857	0.4

Total	998	0.8	1,541	1.0	543	54.4	1,474	0.8

INCOME BEFORE INCOME TAXES	10,376	7.7	27,083	18.8	16,707	161.0	16,170	8.8

PROVISION FOR INCOME TAXES	7,457	5.5	8,258	5.7	801	10.7	8,479	4.6

NET INCOME	2,919	2.2	18,825	13.1	15,906	544.9	7,691	4.2

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English Translation of “ZAIMU/GYOSEKI NO GAIKYO” originally issued in the Japanese Language

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOW

	Yen (millions)
	For the nine months	For the nine months	For the year
	ended December 31,	ended December 31,	ended March 31,
	2003	2004	2004
Net cash provided by operating activities	20,677	11,957	28,941
Net cash used in investing activities	(10,327)	(8,722)	(17,262)
Net cash used in financing activities	(5,833)	(2,804)	(6,596)
Effect of exchange rate changes on cash and cash equivalents	(989)	(111)	(877)

Net change in cash and cash equivalents	3,528	320	4,206
Cash and cash equivalents, beginning of period	20,370	24,576	20,370

Cash and cash equivalents, end of period	23,898	24,896	24,576

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English Translation of “ZAIMU/GYOSEKI NO GAIKYO” originally issued in the Japanese Language

OPERATING SEGMENT INFORMATION

For the nine months ended December 31, 2003

	Yen (millions)
							Corporate
	Japan	North	Europe	Asia	Other	Total	and elimi-	Consoli-
		America					nations	dated
Sales:
(1) External customers	34,872	31,749	49,015	4,977	14,819	135,432	—	135,432
(2) Intersegment	28,982	2,718	3,765	15,905	57	51,427	(51,427)	—

Total	63,854	34,467	52,780	20,882	14,876	186,859	(51,427)	135,432

Operating expenses	64,469	34,121	47,337	18,879	13,899	178,705	(52,651)	126,054
Operating income (loss)	(615)	346	5,443	2,003	977	8,154	1,224	9,378

For the nine months ended December 31, 2004

	Yen (millions)
							Corporate
	Japan	North	Europe	Asia	Other	Total	and elimi-	Consoli-
		America					nations	dated
Sales:
(1) External customers	37,539	28,652	55,401	5,624	16,525	143,741	—	143,741
(2) Intersegment	35,711	2,789	4,405	26,285	146	69,336	(69,336)	—

Total	73,250	31,441	59,806	31,909	16,671	213,077	(69,336)	143,741

Operating expenses	59,071	30,219	52,331	28,004	15,419	185,044	(66,845)	118,199
Operating income	14,179	1,222	7,475	3,905	1,252	28,033	(2,491)	25,542

For the year ended March 31, 2004

	Yen (millions)
							Corporate
	Japan	North	Europe	Asia	Other	Total	and elimi-	Consoli-
		America					nations	dated
Sales:
(1) External customers	48,413	41,699	67,110	6,612	20,283	184,117	—	184,117
(2) Intersegment	40,633	3,978	4,726	22,364	123	71,824	(71,824)	—

Total	89,046	45,677	71,836	28,976	20,406	255,941	(71,824)	184,117

Operating expenses	87,594	44,958	64,358	26,048	19,061	242,019	(72,598)	169,421
Operating income	1,452	719	7,478	2,928	1,345	13,922	774	14,696

Note:	Segment information is determined by the location of the Company and its relevant subsidiaries.

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English Translation of “ZAIMU/GYOSEKI NO GAIKYO” originally issued in the Japanese Language

SUPPORT DOCUMENTATION (CONSOLIDATION)

1. Consolidated results and forecast

	Yen (millions)
	For the nine		For the nine
	months ended		months ended
	December 31, 2003		December 31, 2004
	(Results)		(Results)
	(Amount)	(%)	(Amount)	(%)
Net sales	135,432	4.1	143,741	6.1
Domestic	28,675	0.4	28,623	(0.2)
Overseas	106,757	5.2	115,118	7.8
Operating income	9,378	(0.7)	25,542	172.4
Income before income taxes	10,376	29.0	27,083	161.0
Net income	2,919	(45.4)	18,825	544.9
Net income per share (Yen)	20.14		130.86
Employees	8,661		8,647

	Yen (millions)
	For the year		For the six		For the year
	ended		months ended		ending
	March 31, 2004		September 30, 2004		March 31, 2005
	(Results)		(Results)		(Forecast)
	(Amount)	(%)	(Amount)	(%)	(Amount)	(%)
Net sales	184,117	4.8	97,430	6.2	192,000	4.3
Domestic	39,142	0.9	19,028	(1.1)	38,800	(0.9)
Overseas	144,975	6.0	78,402	8.1	153,200	5.7
Operating income	14,696	17.9	19,464	110.5	30,300	106.2
Income before income taxes	16,170	74.0	20,238	104.5	32,300	99.8
Net income	7,691	14.4	12,953	160.0	22,000	186.0
Net income per share (Yen)	53.16		90.03		152.99
Employees	8,433		8,598		—

Note:	The table above shows the change in the percentage ratio of Net sales, Operating income, Income before income taxes, and Net income against the corresponding period of the previous year.

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English Translation of “ZAIMU/GYOSEKI NO GAIKYO” originally issued in the Japanese Language

2. Consolidated net sales by geographic area

	Yen (millions)
	For the nine		For the nine		For the year		For the six
	months ended		months ended		ended		months ended
	December 31, 2003		December 31, 2004		March 31, 2004		September 30, 2004
	(Results)		(Results)		(Results)		(Results)
	(Amount)	(%)	(Amount)	(%)	(Amount)	(%)	(Amount)	(%)
Japan	28,675	0.4	28,623	(0.2)	39,142	0.9	19,028	(1.1)
North America	31,717	(8.5)	28,579	(9.9)	41,853	(8.2)	19,697	(10.8)
Europe	48,580	16.5	54,984	13.2	66,369	15.1	36,415	13.5
Asia	10,075	1.0	12,605	25.1	14,245	3.4	9,320	27.4
Other regions	16,385	8.4	18,950	15.7	22,508	13.5	12,970	17.6
Total	135,432	4.1	143,741	6.1	184,117	4.8	97,430	6.2

Note: The table above sets forth Makita’s consolidated net sales by geographic area based on customers location for the periods presented.

3. Exchange rates

	Yen
	For the nine	For the nine
	months ended	months ended
	December 31, 2003	December 31, 2004
	(Results)	(Results)
Yen/U.S. Dollar	115.09	108.52
Yen/Euro	132.20	134.57

	Yen
	For the year	For the six	For the year
	ended	months ended	ending
	March 31, 2004	September 30, 2004	March 31, 2005
	(Results)	(Results)	(Forecast)
Yen/U.S. Dollar	113.19	109.80	107
Yen/Euro	132.65	133.28	134

4. Sales growth in local currency basis
     (major countries)

For the nine
months ended
December 31, 2004
(Results)
U.S.A.	(4.9%)
Germany	3.8%
U.K.	10.4%
France	14.9%
China	6.1%
Australia	(3.2%)

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English Translation of “ZAIMU/GYOSEKI NO GAIKYO” originally issued in the Japanese Language

5. Production ratio (unit basis)

	For the nine	For the nine	For the year	For the six
	months ended	months ended	ended	months ended
	December 31, 2003	December 31, 2004	March 31, 2004	September 30, 2004
	(Results)	(Results)	(Results)	(Results)
Domestic	33.6%	29.3%	32.3%	31.6%
Overseas	66.4%	70.7%	67.7%	68.4%

6. Consolidated capital expenditures, depreciation and amortization, and R&D cost

	Yen (millions)
	For the nine	For the nine
	months ended	months ended
	December 31, 2003	December 31, 2004
	(Results)	(Results)
Capital expenditures	3,067	4,376
Depreciation and amortization	6,380	3,954
R&D cost	2,954	3,076

	Yen (millions)
	For the year	For the six	For the year
	ended	months ended	ending
	March 31, 2004	September 30, 2004	March 31, 2005
	(Results)	(Results)	(Forecast)
Capital expenditures	4,494	2,071	5,500
Depreciation and amortization	7,963	2,664	5,300
R&D cost	4,086	2,048	4,200

7. Consolidated cash flow

	Yen (millions)
		For the nine
	For the nine	months ended	For the year	For the six
	months ended	December 31,	ended	months ended
	December 31, 2003	2004	March 31, 2004	September 30, 2004
	(Results)	(Results)	(Results)	(Results)
Net cash provided by operating activities	20,677	11,957	28,941	9,090
Net cash used in investing activities	(10,327)	(8,722)	(17,262)	(6,437)
Net cash used in financing activities	(5,833)	(2,804)	(6,596)	(2,211)

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English Translation of “ZAIMU/GYOSEKI NO GAIKYO” originally issued in the Japanese Language